EXHIBIT 99.47


Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes, Inc. Reports Second Quarter 2002 Results
Q2 net income triples to $1.6 million, $0.18 per share, compared to Q2 2001

Westlake  Village,  California,  July 31,  2002 - Diodes  Incorporated  (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, today reported financial results for the second quarter ended June 30, 2002.

Second Quarter Highlights:
Revenue grows 42.6% from Q2 2001 and 11.2% sequentially Gross margin improves 760 basis points from the first quarter to 23.8% $10 million debt restructuring strengthens cash position
Launches UDZ series of Zener diodes, the first product series utilizing the Company's high precision, proprietary Zener diode process

Revenues for the second quarter of 2002 were $29.9 million, a sequential increase of 11.2% from the first quarter of 2002, and an increase of 42.6% from the second quarter of 2001.

Net income for the quarter was $1.6 million, as compared to $525,000 for the three months ended June 30, 2001 and compared to $208,000 in the first quarter ended March 31, 2002. Diluted earnings per share were $0.18 for the second quarter of 2002, as compared to $0.06 for the same period last year.

For the first six months of 2002, the Company earned $1.8 million, or $0.20 per diluted share, on revenues of $56.9 million, compared to net income of $1.0 million, or $0.12 per diluted share, on revenues of $46.7 million for the same period in 2001.

C.H. Chen, Diodes' President and CEO, said, "We are pleased with our performance for the second quarter of 2002. We are especially encouraged by the acceptance of our next-generation discrete products in the marketplace. Worldwide demand for semiconductors is slowly improving and our success in securing record numbers of new design wins over the past several quarters is translating into increased market penetration and higher revenue. This combination of revenue growth and our continued cost containment efforts resulted in a nearly fourfold increase in operating income."

Diodes revenue growth in the second quarter was driven by the strength primarily in the North American markets, which accounted for 54% of sales.

Unit demand was up across all markets year-over-year and showed a 38% increase in total, and increased 8% sequentially. In addition, overall average selling prices have improved 4.5% sequentially. Pricing remained weak in Asia, where prices were down 1% sequentially, but appear to be stabilizing.

Capacity utilization increased sequentially to 80% at the Mainland China facility, Diodes-China, from 58% in the first quarter, and to 73% at our wafer facility, Diodes-FabTech, from 65% in the prior quarter. Increased utilization, which was due to renewed distribution and OEM ordering, led to lower unit costs and a significant improvement in gross profit margin. For the quarter, the gross profit margin was 23.8%, compared to 16.2% in the first quarter of 2002 and 19.3% in the same period last year.

For the quarter, SG&A expenses were $4.4 million, or 14.6% of sales, as compared to $3.3 million, or 15.6% of sales, in the comparable quarter last year, and compared to 14.0% of sales last quarter.

Research and development expenses continue to ramp up based on Diodes multi-year strategy to develop leading next-generation products and to become a dominant semiconductor supplier. For the second quarter, R&D spending increased to $460,000 from $313,000 in the prior quarter.

"Our market share for targeted differentiated products continues to improve and new products now account for approximately 6% of revenue," Mr. Chen continued. "During the quarter, we launched several major new products to support the Company's integrated platform of discrete products including our UDZ series, the first series of Zener diodes using our proprietary technology, and our matched dual transistor arrays. The new UDZ chip technology premiered in the sub-miniature SOD-323 package and is scheduled to be implemented across a range of semiconductor packaging and in conjunction with other discrete technologies."

Diodes generated $9.0 million in positive cash flow from operations in the first six months of 2002, with $4.8 million in the second quarter. The Company ended the second quarter with $6.8 million in cash and cash equivalents, after paying down $3.0 million in term debt and approximately $3.2 million on its revolving credit facility since the beginning of the year. Inventories increased slightly from the first quarter to $15.3 million as industry demand improved, but levels remain conservatively lower than those posted in 2001.

Mr. Chen concluded, "We are cautiously optimistic about the state of the semiconductor industry. After a challenging year, we are seeing renewed distributor ordering but we remain watchful of the end equipment demand. Therefore, for the third quarter, we are projecting revenue to be flat to slightly up, with gross margins expected to increase approximately 100 basis points as we gain from operational efficiencies, improved capacity utilization and sales of higher margin, differentiated products."

About Diodes Incorporated
Diodes Incorporated (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, industrial, consumer electronics and automotive markets. The Company operates three Far East subsidiaries, Diodes-China (QS-9000 and ISO-14001 certified) in Shanghai, Diodes-Taiwan (ISO-9000 certified) in Taipei, and Diodes-Hong Kong. Diodes-China's manufacturing focus is on subminiature surface-mount devices destined for wireless devices, notebook, flat panel display, digital camera, mobile handset, set top box, DC to DC conversion, and automotive applications, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. Diodes-Hong Kong covers sales warehouse and logistics functions. The Company's 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor  Statement  Under the Private  Securities  Litigation  Reform Act of
1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.
Source:  Diodes Incorporated
CONTACT:  Crocker Coulson, Partner, Coffin Communications Group;
(818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800
Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.


CONSOLIDATED CONDENSED INCOME STATEMENT and BALANCE SHEET FOLLOWS


                      DIODES INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                   (Unaudited)


                                                         Three Months Ended                            Six Months Ended
                                                              June 30,                                     June 30,
                                             -------------------------------------------  ------------------------------------------
                                                    2001                   2002                 2001                   2002
                                             --------------------   -------------------   ------------------    --------------------

Net sales                                        $  21,001,000          $  29,946,000         $   46,749,000        $   56,870,000
Cost of goods sold                                  16,957,000             22,815,000             38,584,000            45,387,000
                                             --------------------   -------------------   ------------------    --------------------

     Gross profit                                    4,044,000              7,131,000              8,165,000            11,483,000

Research and development expenses                      170,000                460,000                309,000               773,000
Selling, general and administrative
expenses                                             3,283,000              4,370,000              6,328,000             8,135,000
                                             --------------------   -------------------   ------------------    --------------------
     Total operating expenses                        3,453,000              4,830,000              6,637,000             8,908,000

     Income from operations                            591,000              2,301,000              1,528,000             2,575,000

Other income (expense)
     Interest income                                    69,000                 16,000                136,000                25,000
     Interest expense                                 (570,000)              (292,000)            (1,310,000)             (638,000)
     Other                                             220,000                109,000                123,000               125,000
                                             --------------------   -------------------   ------------------    --------------------
                                                      (281,000)              (167,000)            (1,051,000)             (488,000)

Income before income taxes and minority
interest                                               310,000              2,134,000                477,000             2,086,000
Income tax benefit (provision)                         260,000               (473,000)               689,000              (178,000)
                                             --------------------   -------------------   ------------------    --------------------
                                             --------------------   -------------------   ------------------    --------------------

Income before minority interest                        570,000              1,661,000              1,166,000             1,908,000

Minority interest in joint venture earnings            (45,000)               (98,000)              (119,000)             (136,000)
                                             --------------------   -------------------   ------------------    --------------------

Net income                                       $     525,000          $   1,563,000         $    1,047,000        $    1,772,000
                                             ====================   ===================   ==================    ====================

Earnings per share
     Basic                                       $        0.06          $        0.19         $         0.13        $         0.22
     Diluted                                     $        0.06          $        0.18         $         0.12        $         0.20
                                             ====================   ===================   ==================    ====================

Weighted average shares outstanding
     Basic                                           8,143,318              8,176,025              8,139,501             8,170,704
     Diluted                                         8,896,744              8,874,416              8,970,791             8,824,025
                                             ====================   ===================   ==================    ====================

                 The accompanying notes are an integral part of
                           these financial statements.





                      DIODES INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET


                                     ASSETS


                                                                              December 31,              June 30,
                                                                                  2001                    2002
                                                                           -------------------     -------------------
                                                                                                      (Unaudited)
CURRENT ASSETS
     Cash and cash equivalents                                                  $   8,103,000           $   6,821,000
     Accounts receivable
         Customers                                                                 16,250,000              19,148,000
         Related parties                                                            1,486,000               4,033,000
                                                                           -------------------     -------------------
                                                                           -------------------     -------------------
                                                                                   17,736,000              23,181,000
         Less:  Allowance for doubtful receivables                                    343,000                 367,000
                                                                           -------------------     -------------------
                                                                                   17,393,000              22,814,000

     Inventories                                                                   17,813,000              15,334,000
     Deferred income taxes, current                                                 4,368,000               4,373,000
     Prepaid expenses, income taxes and other current assets                        1,266,000               2,426,000
                                                                           -------------------     -------------------
                                                                           -------------------     -------------------

                  Total current assets                                             48,943,000              51,768,000

PROPERTY, PLANT AND EQUIPMENT, at cost, net
    of accumulated depreciation and amortization                                   44,925,000              44,698,000

DEFERRED INCOME TAXES, non-current                                                  3,672,000               3,213,000

OTHER ASSETS
     Goodwill, net                                                                  5,090,000               5,090,000
     Other                                                                            628,000               1,055,000
                                                                           -------------------     -------------------

TOTAL ASSETS                                                                    $ 103,258,000           $ 105,824,000
                                                                           ===================     ===================




                 The accompanying notes are an integral part of
                          these financial statements.





                      DIODES INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                                December 31,             June 30,
                                                                                    2001                   2002
                                                                              ------------------     ------------------
                                                                                                        (Unaudited)
CURRENT LIABILITIES
     Line of credit                                                               $   6,503,000          $     360,000
     Accounts payable
         Trade                                                                        6,098,000              9,926,000
         Related parties                                                              3,149,000              4,273,000
     Accrued liabilities                                                              5,062,000              6,498,000
     Current portion of long-term debt
         Related party                                                                2,500,000              2,500,000
         Other                                                                        5,833,000              8,094,000
     Current portion of capital lease obligations                                            --                154,000
                                                                              ------------------     ------------------
                  Total current liabilities                                          29,145,000             31,805,000

LONG-TERM DEBT, net of current portion
         Related party                                                                7,500,000              7,500,000
         Other                                                                       13,664,000              8,399,000

CAPITAL LEASE OBLIGATIONS, net of current portion                                            --              2,564,000

MINORITY INTEREST IN JOINT VENTURE                                                    1,825,000              1,962,000

STOCKHOLDERS' EQUITY
     Class A convertible preferred stock - par value $1.00 per share;  1,000,000 shares authorized;
         no shares issued and outstanding                                                    --                     --
     Common stock - par value $0.66 2/3 per share;
         30,000,000 shares authorized; 9,227,664 and 9,252,164
         shares issued and outstanding at December 31, 2001
         and June 30, 2002, respectively                                              6,151,000              6,167,000
     Additional paid-in capital                                                       7,310,000              7,809,000
     Retained earnings                                                               39,882,000             41,654,000
                                                                              ------------------     ------------------
                                                                              ------------------     ------------------
                                                                                     53,343,000             55,630,000
     Less:
         Treasury stock - 1,075,672 shares of common stock, at cost                   1,782,000              1,782,000
         Accumulated other comprehensive loss                                           437,000                254,000
                                                                              ------------------     ------------------
                                                                                      2,219,000              2,036,000

                  Total stockholders' equity                                         51,124,000             53,594,000
                                                                              ------------------     ------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $ 103,258,000          $ 105,824,000
                                                                              ==================     ==================

                 The accompanying notes are an integral part of
                          these financial statements.